UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewater Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Hutton Centre Dr. #860
(No. and Street)

South Coast Metro	CA	92707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Alexander Kramer 714-380-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Alexander Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital LLC, as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On Feb 12 2019 before me, Joe D Lowell Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Chris Kramer
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOE D. LOWELL
COMM...2166306
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Term Exp. October 28, 2020

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______
Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Edgewater Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edgewater Capital LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgewater Capital LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgewater Capital LLC's management. Our responsibility is to express an opinion on Edgewater Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgewater Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II, and III on the pages 11-13 has been subjected to audit procedures performed in conjunction with the audit of Edgewater Capital LLC's financial statements. The supplemental information is the responsibility of Edgewater Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Edgewater Capital LLC's auditor since 2019.

Sugar Land, Texas

Feb 20, 2019

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 29,947
Accounts receivable	9,080
Total Assets	$ 39,027

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 0
Due to Affiliates	0
Total Liabilities	0
Members' Equity	39,027
Total Liabilities and Members' Equity	$ 39,027

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues	
Investment Banking Fees	$102,500
Administrative fee income	19,250
Interest Income	6
Other Income	2,327
Total Revenues	124,083
Expenses	
Commissions	14,875
Salaries- officers	7,100
Professional fees	9,057
Regulatory fees	1,982
Rent	1,660
All other expenses	5,461
Total Expenses	40,135
Income Before Tax Provision	83,948
Income Tax Provision	1,790
Net Income	$ 82,158

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

		Total
Balance, December 31, 2017	$	32,291
Net Income		82,158
Member distributions		(75,422)
Balance, December 31, 2018	$	39,027

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2018

Cash Flows from Operating Activities:	
Net income	$ 82,158
Changes in operating assets and liabilities:	
Accounts receivable	1,820
Deposits	2,865
Accounts payable and accrued liabilities	(1,200)
Due to Affiliates	0
Net cash provided (used) by operating activities	85,643
Cash Flows from Investing Activities	
Cash Flows from Financing Activities:	
Capital distribution	(75,422)
Net Cash used by Financing	(75,422)
Net increase in cash	10,221
Cash at beginning of period	19,726
Cash at end of period	$ 29,947
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 1,790

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities
- Other financial advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (i), the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, elected to be a California Limited Liability Company until July 31, 2018. Effective August 1, 2018, with the consent of its Member, the Company elected to convert its corporate form to an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2...(continued)

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, Inc. owned by Christopher Kramer, as an individual (the "Affiliate"), and also compensated one if its members for services. Under this arrangement, the Company pays the Affiliate and the member for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company pays the Affiliate for costs associated with computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid the Affiliate and its member $9,603 of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 1,660
Other administrative expenses	843
Personnel	7,100
Total occupancy and personnel expense	$ 9,603

Of this amount, $7,203 was paid to the Affiliate, and $2,400 was paid to the member. It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2018, the Company owed the Affiliate $0.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $29,947 which was $24,947 in excess of its required net capital of $5,000. The Company's net capital ratio was .20 to 1.

Note 6 – Income Taxes

The Company was subject to a limited liability company gross receipts tax, with a minimum provision of $800 through July 31, 2018. For the year ended December 31, 2018, the Company recorded the minimum liability company income tax of $800 plus a $990 LLC fee.

Note 7- Operating Leases

The Company leases its premises from a related party (See note 4). Rent expense for the year ended December 31, 2018 was $1,660.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ended December 31, 2018 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Concentration of Revenue

One customer makes up 57% of the current year revenue.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 20, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Schedule I - Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 39,027
Nonallowable assets:	
Accounts receivable	(9,080)
Net Capital	$ 29,947
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 24,947
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 24,947
Computation of Aggregate Indebtedness	
Total liabilities	$ 0
Aggregate indebtedness to net capital	0

There was no material difference between net the capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See accompanying notes to financial statements

Edgewater Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Edgewater Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Edgewater Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Edgewater Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Edgewater Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Edgewater Capital LLC stated that Edgewater Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Edgewater Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgewater Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 20, 2019

Edgewater Capital, LLC
6 Hutton Centre Drive, Suite 860, Santa Ana, CA 92707

12/31/2018

Jennifer Wray, CPA
16418 Beewood Glen Dr.
Sugar Land, TX 77498

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Wray:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Edgewater Capital, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2018 to December 31, 2018.

Sincerely,

Christopher A. Kramer

Christopher Kramer

CEO, Edgewater Capital, LLC